August 14, 2006

DELIVERED VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re:

Management's Discussion and Analysis for Year End December 31, 2005

Please be advised that we are re-filing the following:

•

management's discussion and analysis ("MD&A") of the financial condition and results of operations of Canetic Resources Trust ("Canetic") as at and for the period ended December 31, 2005.

The MD&A is being refiled as the result of the following amendments:

•

to correct the omission of the conclusions of the CEO and CFO of Canetic Resources Inc. about the effectiveness of the company's disclosure controls and properties.

Yours truly,

CANETIC RESOURCES INC., as administrator for
CANETIC RESOURCES TRUST

(signed "Brian D. Evans")

Brian D. Evans
Vice President, General Counsel & Secretary